June 28, 2013

Ms. Amanda Ravitz

Assistant Director

United States Securities and Exchange

Commission 450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	FuelCell Energy, Inc.

Registration Statement on Form S-3 Filed June 7, 2013

File No. 333-189185

Dear Ms. Ravitz:

This correspondence is in response to the letter dated June 19, 2013. For the Staff s reference, we have included and highlighted, in this response letter, the original Staff comment which is followed by FuelCell’s response.

Registration Fee Table

1.	Please revise to include on a separate line in the table the units referenced in footnote (1) and make appropriate corresponding changes throughout your filing.

FuelCell Response:

The Company acknowledges the Staff’s comment and advises the Staff that it has included the Units on a separate line in the registration fee table and has made appropriate corresponding changes throughout the filing.

Incorporation by Reference, page 37

2.	Please also incorporate by reference your Form 10-Q for the fiscal quarter ended January 31, 2013. See Item 12(a)(2) of Form S-3.

FuelCell Response:

The Company acknowledges the Staff’s comment and advise that it has added reference to our Form 10-Q for the fiscal quarter ended January 31, 2013 and additional filings under the Securities Exchange Act of 1934, as amended, in the Incorporation by Reference section.

The Company believes that it has responded to the Staffs requests. FuelCell acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

June 28, 2013

Ms. Amanda Ravitz

United States Securities and Exchange Commission

Sincerely,

/s/ Michael S. Bishop

Michael S. Bishop

Sr. Vice President and CFO

CC:	Sally Brammell, United States Securities and Exchange Commission

Mary Beth Breslin, United States Securities and Exchange Commission

Arthur A. Bottone, President & CEO, FuelCell Energy, Inc.

Richard A. Krantz, Partner, Robinson & Cole, LLP